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                             October 14, 2021

       Gary Campbell
       Chief Executive Officer
       Cytta Corp.
       5450 W Sahara Avenue, Suite 300A
       Las Vegas, NV 89146

                                                        Re: Cytta Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 1,
2021
                                                            File No. 333-257458

       Dear Mr. Campbell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Statements of Changes in Stockholders' Equity
       Years Ended September 30, 2020 and September 30, 2019, page F-5

   1. We reissue prior comment 2. It appears some portion of the "Common stock issued and to be issued for cash"
should be reported as a liability pending issuance of the underlying shares as of September
30, 2020. Please advise or revise. In addition, if applicable please update Note 3 to
disclose the related restatement; and
                                                            ask your auditor to
address this matter in their audit report.
 Gary Campbell
FirstName
Cytta Corp.LastNameGary Campbell
Comapany
October 14,NameCytta
            2021     Corp.
October
Page 2 14, 2021 Page 2
FirstName LastName
Statement of Changes in Stockholders' Equity (Unaudited)
The Nine Months Ended June 30, 2020, page F-18

2. We note the line items "Capital stock to be issued for cash" and "Capital stock to be issued for accounts payable" for the period ended June 30, 2020. It appears that these amounts should be reported as a liability instead of equity. Please advise or revise and update Note
         3, as appropriate.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Lance Brunson